UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2023

Commission File Number: 001-35135

Sequans Communications S.A.

(Translation of Registrant’s name into English)

15-55 boulevard Charles de Gaulle

92700 Colombes, France

Telephone: +33 1 70 72 16 00

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐    No  ☑

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐    No  ☑

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

The information in this report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form S-8 (File Nos. 333-187611, 333-194903, 333-203539, 333-211011, 333-214444, 333-215911, 333-219430, 333-226458, 333-233473, 333-239968, 333-259914 and 333-266481) and Form F-3 (File Nos. 333-250122, 333-255865 and 333-271884).

Memorandum of Understanding

On August 4, 2023, Sequans Communications S.A., a société anonyme organized under the laws of France (the “Company” or “Sequans”), entered into a Memorandum of Understanding (the “MoU”) with Renesas Electronics Corporation, a Japanese corporation (“Parent” or “Renesas”). The MoU provides, among other things, that Parent and the Company engage in a series of transactions pursuant to which, among other transactions, Parent would seek to acquire (through an affiliate) all of the issued and outstanding ordinary shares, nominal value of €0.01 per share, of the Company (the “Company Shares”), including American Depositary Shares, each of which represents four (4) Company Shares (the “ADSs”), including restricted shares, and Company Shares issuable upon the exercise of any outstanding options, warrants, convertible securities or rights to purchase, subscribe for, or be allocated Company Shares, pursuant to a cash tender offer (the “Offer”). The board of directors of the Company (the “Board”) has approved the MoU.

Pursuant to the terms of the MoU and in accordance with applicable French law, the parties have initiated a consultation with the works council of the Company (Comité social et économique, the “Works Council”) concerning the Offer and certain proposed reorganization steps in connection therewith no later than two (2) business days from the date of the MoU. Following the completion of the consultation with the Works Council, the Company may decide to either (i) proceed with the transactions as contemplated by the MoU, in which case the Board would publicly announce its recommendation that shareholders of the Company accept the Offer and tender their Company Shares (including Company Shares represented by ADSs) pursuant to the Offer (the “Company Board Recommendation”), or (ii) not proceed with the transactions as contemplated by the MoU and terminate the MoU in accordance with and subject to its terms (including with respect to reimbursement of Parent’s expenses up to an amount of $3,000,000).

Subject to the issuance of the Company Board Recommendation, Parent has agreed to cause Renesas Electronics Europe GmbH (Gesellschaft mit beschränkter Haftung—GmbH), incorporated as a limited liability company under the laws of Germany (“Purchaser”), to (i) commence the Offer for $3.03 per ADS or approximately $0.7575 per Company Share (each such amount, or any higher amount per Company Share or per ADS paid pursuant to the Offer, the “Offer Price”), and (ii) with respect to the Company Share Options, Company RSAs and Company Warrants (as such terms are defined in the MoU), implement the cash payment arrangement and the various other liquidity mechanisms described in the MoU, each upon the terms and subject to the conditions set forth in the MoU. The Offer will expire one minute after 11:59 p.m. (New York City time) on the day that is twenty (20) business days following the commencement of the Offer, unless extended in accordance with the terms of the MoU, including as required by the applicable rules and regulations of the U.S. Securities and Exchange Commission (such date, the “Expiration Date”).

Under the MoU, Parent’s obligation to accept and pay for Company Shares that are tendered in the Offer is subject to customary conditions, including, among others, (i) the number of Company Shares (including Company Shares represented by ADSs) validly tendered pursuant to the Offer (and not properly withdrawn prior to any then scheduled Expiration Date), Unsellable Company Shares (as defined in the MoU) for which the Unsellable Share Liquidity Mechanism (as defined in the MoU) has been entered (and not properly withdrawn prior to any then scheduled Expiration Date and which underlying Unsellable Company Shares will cease to be subject to a lock-up period within three months following the Offer Acceptance Time) and Company Shares then beneficially owned by Parent, Purchaser or the Company (if any), representing at least 90% of, or, in Parent or Purchaser’s sole discretion, a lower percentage (provided that in no event will such percentage be lower than 67%) of, without duplication, (a) all Company Shares (including Company Shares represented by ADSs and any Unsellable Company Shares) then outstanding plus (b) all Company Shares issuable upon the exercise, conversion or exchange of any options, warrants, convertible notes, stock appreciation rights, or other rights to acquire Company Shares then outstanding (including pursuant to any Company Share Options, Company RSAs and Company Warrants, but excluding shares issuable pursuant to two convertible promissory notes issued by the Company due April 9, 2024 and August 16, 2023, respectively), regardless of whether or not then vested, but, in each case, after giving effect to the cancellation of any Company Share Options, Company RSAs and Company Warrants in the manner set forth in the MoU; (ii) the expiration, termination or receipt of the applicable waiting period or clearances, as applicable, under certain specified antitrust and investment laws, (iii) the absence of legal restraints on Parent’s ability to accept and pay for the Company Shares (including Company Shares represented by ADSs) tendered into the Offer; (iv) the adoption of certain resolutions under French law at an extraordinary general meeting of the Company’s shareholders relating to the Demerger and the Merger (each such transaction as defined in the MoU) approving the appointment, subject to consummation of the Offer, of the entire Board by Purchaser; (v) Parent’s receipt of confirmation of tax treatment from relevant tax authorities; and (vi) certain other customary conditions as set forth in the MoU.

The Company has agreed to customary non-solicitation covenants restricting its ability to solicit alternative acquisition proposals from third parties and to provide non-public information to and exchange in discussions in negotiations with third parties regarding alternative acquisition proposals. Under the terms of the MoU, the Board may change the Company Board Recommendation in response to an unsolicited competing proposal that the Board determines, after consultation with its outside legal and financial advisors, is (i) more favorable to the Company’s shareholders or (ii) the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law.

The MoU contains certain termination rights for each of the Company and Parent, including if (i) the consummation of the transactions contemplated by the Offer has not been consummated on or prior to March 4, 2024 (as such date may be extended as provided in the MoU), (ii) Parent has not received confirmation of tax treatment from relevant tax authorities prior to December 2, 2023 or received an adverse tax ruling, (iii) any law, order, decree, ruling or judgment permanently prohibits completion of the transactions contemplated by the MoU, including the Offer, and (iv) prior to the public announcement of the Company Board Recommendation, if the Board effects a change in the Company Board Recommendation or fails to make the Company Board Recommendation when required by the MoU. Either party can terminate the MoU upon a breach of any representation, warranty, covenant or agreement made by the other party (subject to certain procedures and materiality exceptions). The Company can also terminate the MoU to accept a superior proposal under certain circumstances and in compliance with certain obligations under the MoU. If the MoU is terminated under certain circumstances, the Company would be required to pay a termination fee of $9,850,000.

The MoU contains representations, warranties and covenants of Parent and the Company that are customary for a transaction of this nature, including among others, covenants regarding the conduct of the Company’s business during the pendency of the transactions, prohibiting the parties from engaging in certain kinds of activities during such period without the consent of the other party and the use of commercially reasonable efforts to cause the conditions to the transaction to be satisfied.

The foregoing description of the MoU does not purport to be complete and is qualified in its entirety by the full text of the MoU, which is attached as Exhibit 99.1 to this Form 6-K and is incorporated herein by reference. The MoU has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company or Parent. In particular, the assertions embodied in the representations and warranties contained in the MoU are qualified by information in a confidential disclosure letter provided by the Company to Parent in connection with the signing of the MoU. This confidential disclosure letter contains information that modifies, qualifies, and creates exceptions to the representations and warranties and certain covenants set forth in the MoU. Moreover, certain representations and warranties in the MoU were used for the purposes of allocating risk between Parent and the Company rather than establishing matters of fact. Accordingly, the MoU should not be relied on as characterizations of the actual state of facts about Parent or the Company.

In connection with the entry into the MoU, the Company issued a joint press release on August 7, 2023, a copy of which is attached as Exhibit 99.2 to this Form 6-K.

Tender and Support Agreements

Concurrently with the execution of the MoU, the executive officers of the Company and members of the Company’s board of directors, in their respective capacities as shareholders of the Company, and certain other shareholders of the Company entered into a Tender and Support Agreement with Parent (the “Tender and Support Agreement”), pursuant to which the signatories have agreed, among other things, and subject to the terms and conditions of the Tender and Support Agreements, to tender all of their respective Company Shares (other than any Unsellable Company Shares that are not available for tender; provided that, the shareholder has entered into the Unsellable Share Liquidity Mechanism contemplated by the MoU) or ADSs held by them (including as a result of the exercise of Company Share Options, or the exercise of Company Warrants or the vesting of Company RSAs) into the Offer in the applicable manner set forth in the MoU, which, as of August 4, 2023, in the aggregate represent approximately 21.7% of the outstanding Company Shares. In addition, each shareholder has agreed to vote in favor of the transactions contemplated by the MoU at any meeting of shareholders, and thereat against (i) any action or agreement that the shareholder knows is reasonably likely to result in a breach of any representation, warranty, covenant or obligation of the Company in the MoU, (ii) any Alternate Proposal (as defined in the MoU), (iii) any amendment to the Company’s organizational documents that is prohibited by the MoU, (iv) any change in the Company’s authorized capitalization or corporate structure, and (v) any other action that would reasonably be expected to, or is intended to, impeded, prevent, delay or adversely affect the Offer or the other transactions contemplated by the MoU or the Tender and Support Agreement. The Tender and Support Agreements terminate upon the occurrence of certain events, including the termination of the MoU in accordance with its terms.

The foregoing description of the Tender and Support Agreement does not purport to be complete and is qualified in its entirety by the full text of the Tender and Support Agreement, the form of which is attached as Exhibit 99.3, and is incorporated herein by reference.

Important Additional Information and Where to Find It

In connection with the proposed acquisition of Sequans Communications S.A. (“Sequans”) by Renesas Electronics Corporation, a Japanese corporation (“Parent” or “Renesas”), Parent will commence, or will cause to be commenced, a tender offer for all of the outstanding ordinary shares, American Depositary Shares of Sequans. The tender offer has not commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities of Sequans. It is also not a substitute for the tender offer materials that Parent or Renesas Electronics Europe GmbH, a wholly owned subsidiary of Parent (“Purchaser”) will file with the Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time that the tender offer is commenced, Parent and Purchaser will file tender offer materials on Schedule TO with the SEC, and Sequans will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY SEQUANS’ SECURITY HOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Both the tender offer materials and the solicitation/recommendation statement will be made available to Sequans’ investors and security holders free of charge. A free copy of the tender offer materials and the solicitation/recommendation statement will also be made available to all of Sequans’ investors and security holders by contacting Sequans at ir@sequans.com, or by visiting Sequans’ website (www.sequans.com). In addition, the tender offer materials and the solicitation/recommendation statement (and all other documents filed by Sequans with the SEC) will be available at no charge on the SEC’s website (www.sec.gov) upon filing with the SEC. SEQUANS’ INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE TENDER OFFER MATERIALS AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED BY PARENT OR SEQUANS WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER. THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER, PARENT AND SEQUANS.

Cautionary Note Regarding Forward-Looking Statements

This document including exhibits may contain certain statements that are, or may be deemed to be, forward-looking statements with respect to the financial condition, results of operations and business of Renesas and/or Sequans and/or the combined group following completion of the transaction and certain plans and objectives of Renesas with respect thereto. These forward-looking statements include, but are not limited to, statements regarding the satisfaction of conditions to the completion of the proposed transaction and the expected completion of the proposed transaction, the timing and benefits thereof, as well as other statements that are not historical fact. These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements also often use words such as “anticipate,” “target,” “continue,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “goal,” “believe,” “hope,” “aims,” “continue,” “could,” “project,” “should,” “will” or other words of similar meaning. These statements are based on assumptions and assessments made by Renesas and/or Sequans (as applicable) in light of their experience and perception of historical trends, current conditions, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and the factors described in the context of such forward-looking statements in this announcement could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct and you are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this announcement.

Forward-looking statements are not guarantees of future performance. Such forward-looking statements involve known and unknown risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Such risks and uncertainties include, but are not limited to, the potential failure to satisfy conditions to the completion of the proposed transaction due to the failure to receive a sufficient number of tendered shares in the tender offer; the failure to obtain necessary regulatory or other approvals; the outcome of legal proceedings that may be instituted against Sequans and/or others relating to the transaction; the possibility that competing offers will be made; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; significant or unexpected costs, charges or expenses resulting from the proposed transaction; and negative effects of this announcement or the consummation of the proposed acquisition on the market price of Sequans’ ADS and ordinary shares. Many factors could cause actual results to differ materially from those projected or implied in any forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are changes in the global, political, economic, business and competitive environments, market and regulatory forces, future exchange and interest rates, changes in tax rates and future business combinations or dispositions. If any one or more of these risks or uncertainties materializes or if any one or more of the assumptions prove incorrect, actual results may differ materially from those expected, estimated or projected. Such forward looking statements should therefore be construed in the light of such factors. A more complete description of these and other material risks can be found in Sequans’ filings with the SEC, including its annual report on Form 20-F for the year ended December 31, 2022, subsequent filings on Form 6-K and other documents that may be filed from time to time with the SEC, as well as, the Schedule TO and related tender offer documents to be filed by Parent and Purchaser and the Schedule 14D-9 to be filed by Sequans. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this announcement. Neither Renesas nor Sequans undertakes any obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by applicable law.

No member of the Renesas group or the Sequans group nor any of their respective associates, directors, officers, employers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur.

Except as expressly provided in this announcement, no forward-looking or other statements have been reviewed by the auditors of the Renesas group or the Sequans group. All subsequent oral or written forward-looking statements attributable to any member of the Renesas group or the Sequans group, or any of their respective associates, directors, officers, employers or advisers, are expressly qualified in their entirety by the cautionary statement above.

Exhibit Index

The following exhibits are filed as part of this Form 6-K:

Exhibit No.	Description

99.1	Memorandum of Understanding by and between Renesas Electronics Corporation and Sequans Communications S.A., dated as of August 4, 2023

99.2	Joint Press Release dated August 7, 2023

99.3	Form of Tender and Support Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEQUANS COMMUNICATIONS S.A. (Registrant)

Date: August 7, 2023	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer

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